August 14, 2009
Michael A. Littman, Esq.
7609 Ralston Road
Arvada, Colorado 80002

	Re:	Infinity Capital Group, Inc.
		File Nos. 95-327 and 814-708

Dear Mr. Littman:

	We have reviewed the Form 1-E filed by Infinity Capital
Group,
Inc. ("Company") on June 15, 2009. We have the following comments.

General

	Has the Company ever held a shareholder vote to elect its current directors? If not, why not?

	Who is the custodian of the Company`s securities? Has the Company filed the contract required by Rule 17f-1(c) under the Investment Company Act of 1940 (the "1940 Act")? If the contract has not been filed, please do so immediately.

	According to our records, the Company has not yet filed its fidelity bond. Has the Company procured a fidelity bond? If it has, please file it immediately; if it has not, please explain the omission.

	Rule 38a-1 under the 1940 Act mandates that a BDC have a functioning Chief Compliance Officer ("CCO"), yet it appears that the
Company may not have one. If the Company has a CCO, please make the appropriate disclosure; if not, please explain why not. Has the Company finalized a compliance program pursuant to the requirements of the 1940Act? If not, why not?

	The Company appears to have a financial reporting system that is inadequate for a publicly traded company. On at least six occasions from March, 2007 to May, 2009, it filed a Form 12b-25, yet did not attach as an exhibit a statement, required by Rule 12b-25(c) under the Securities Exchange Act of 1934 ("Exchange Act"), signed by the independent accountant stating the specific reasons why the firm is unable to furnish the required opinion before the date such report must be filed. Please have the CCO examine this issue; explain why it happened, how it will be resolved, and what has been done about it.




Notification under Regulation E

	Rule 3a51-1(b) under the Exchange Act provides that securities issued by an investment company registered under the 1940 Act are excluded from the definition of penny stock. However, while BDCs are investment companies, they are not registered investment companies under the 1940 Act. Thus, it appears that all penny stock rules under the Exchange Act apply unless the Company can rely on another exclusionary provision. Therefore, please include appropriate penny stock disclosure in the 1-E in accordance with the penny stock rules, or explain why the Company believes such disclosure is not required.

	Item 2 of the Notification under Regulation E, "Affiliates and
Principal Securities Holders of Issuer", shows limited ownership of the Company`s shares. Please ensure that all officers, directors, and 10% shareholders comply with the requirements of Forms 3, 4, and
5.

	Why is Joseph Chiapetta not identified as a vice-president in
Item 3 of the Form 1-E?  What is the meaning of the term
"Independent
Advisers" as used in reference to Messrs. McNally, Huss and Chu?
Why
are these individuals not affiliates of the Company?

	It appears that underwriters will not be used in connection with this offering. Please fully describe the internal controls the Board of Directors, officers, transfer agent and CCO have implemented and how they will exercise due diligence to avoid any resale by any purchaser from being deemed to be a public sale, or such purchaser being deemed to be an underwriter. Please note that any initial purchaser, including placement agents, that rapidly resells shares issued pursuant to Regulation E could be deemed an underwriter. What will the Company do under these circumstances? Please add revised disclosure to the Offering Circular.

	Please specifically identify each officer and director who will actually offer the Company`s securities for sale. If a disinterested director assists in the distribution of the Company`s shares, that director would no longer be a disinterested director. See Section 2(a) (19) (A) (v) of the 1940 Act. We remind the Company of its ongoing obligation to amend the Form 1-E for any material change in distribution arrangements (e.g., 1-E shares being issued through the conversion of preferred stock or convertible debt, or in any manner so as to constitute an underwriting) or other terms of the offering.
This obligation to amend includes using broker/dealers or registered representatives. Prospective shareholders should be made aware of any inducement paid to a broker-dealer or registered representative for the sale of Company shares.

	Please explain whether the sale of Company shares in this offering by control persons is consistent with Section 23(a) (1) of the 1940 Act. Are the control persons being compensated for selling
Company shares by the increase in NAV of the Company?

See Big Apple Capital Corporation, (pub. avail. 1982).

	Will any existing shareholders receive any of the offered shares? If so, please describe the terms of the transaction(s).

	Please identify all investors referenced in the Company`s
Item 7
disclosure; and state the consideration for which they were issued and the basis for computing the amount thereof. See Item 7 of Form
1-E.

	Please explain how the options referenced in Item 7.3. of the Form 1-E comply with the requirements of Section 61(a) of the 1940 Act.

	Has the Company represented to any state in which it intends to sell its securities that it is subject to exclusive federal registration?

	Was the Company`s Form 1-E affirmatively approved by any states?
If not, why not? Please attach copies of the approval letter, if any, you received from each state. Please provide the staff with a copy of the comments, if any, issued to the Company by any state securities regulator.

	Disclose whether related affiliated persons, or any existing shareholders or creditors, will benefit by receiving any payment from the proceeds of the offering for any liability the Company may have payable to them now or in the future. Will the proceeds be used to pay liabilities, to make investments, or some combination thereof? Disclose whether the proceeds of the offering will be used to satisfy any Company obligation where an officer, director, or other affiliated party would have a potential liability or derive a financial benefit.

	The Company`s independent auditor has indicated it has substantial doubt whether the Company has the ability to continue as a going concern. Please disclose this fact on the cover page of the offering circular.

Offering Circular

	Has the Company sold any of the shares offered in the Offering
Circular? Why does the Company state that "The date of this Offering
Circular is June 12, 2009"?

	On page 1 of the Offering Circular, please cross-reference the place in the Offering Circular discussing the material risks involved in purchasing the securities offered.

      The Company appears to have a negative net asset value, yet the
Offering Circular provides a positive number; please explain this, or revise the disclosure to include the correct figure. Also, given the
Company`s precarious financial condition disclose

prominently that investors are thereby exposed to material risks, such as the purchase of liabilities, rather than assets, insolvency, and bankruptcy.
Also,
please include in the disclosure a brief discussion of the Company`s performance over the past five years. Has the Company ever paid dividends?

	Is the Company`s investment objective a fundamental policy? If not, please disclose that it may be changed without shareholder approval. See Form 1-E, Schedule A, Item 2(a) (ii). Does the Company have a policy requirement to invest 70% of assets in eligible portfolio companies? If not, why not? Will the Company invest to control or manage portfolio companies? If so, please disclose so here.

	Regarding the Company`s legal and tax status, please describe the significance of the Company`s status as a corporation subject to tax pursuant to Subchapter C of the Internal Revenue Code.
Consider
moving all of the text discussing the Company`s Subchapter M status to the tax section of the disclosure, since the Company does not intend to elect to qualify for such treatment.

	Please disclose the consequences of making dividend distributions from capital.

	In what "professionally managed accounts" will the proceeds of the offering be invested?

      The description of Infotech Global, Inc. ("Infotech"), set forth in the section titled "Contemplated Investments" contains too much jargon. Please provide a plain English description of what Infotech does. Also, is Infotech aware of the Company`s plans to invest in it? Please provide supporting documents if your answer is in the affirmative. Finally, if the claimed agreement is non-binding, why should the references to Infotech not be deleted from the Offering Circular, especially considering the Company`s manifest inability to raise a sum of the necessary size in prior offerings?

      The Offering Circular at times calls NPI08 a "shell," yet in the financial statements, it is described as "an education and college preparation company." Which description is correct?

      It appears that, at all relevant times, NPI08 has been owned or controlled by Mr. Laborde, the Company`s CEO. Why does the Company`s purchase of NPI08 shares not violate Section 17 of the 1940 Act, or rules thereunder? How did the Company determine how much to pay for shares of NPI08?

      Why is the private company that is to be taken public "via
NPI08" described as "yet to be identified"? Please provide an explanation of this transaction.

	Please disclose prominently that in its most recent
(September
26, 2008 to April 6, 2009) offering under Reg. E, the Company sold no shares. Alternatively, explain why the

Form 2E filed with respect to that offering is erroneous.

	The paragraph on page six of the Offering Circular, titled "Risks," consists mostly of non-risk disclosure. Please delete all such disclosure and include summary descriptions of all material risks of investing in the Company.

	The Offering Circular does not state that the Company may accept only cash as consideration for the purchase of shares in the offering. If the Company believes other securities or the conversion of outstanding debts may be used as consideration for the purchase of shares, appropriate disclosure is required with further explanation.
Purchases of stock should be discussed in a chart showing, among other things, offering proceeds, all estimated charges against those proceeds, and a summary of the proposed use of those proceeds.
The
"use of proceeds" disclosure should be sufficiently detailed to permit a prospective investor to evaluate fairly the Company`s intentions, expenses, and funds available for investment with respect to the cash received by it in the 1-E offering. The narrative should provide estimated time frames for investment of the proceeds. Please revise the disclosure accordingly.

	Disclose prominently in the Offering Circular that the Company`s officers have limited experience operating a BDC, and expand the associated risk disclosure.

	Please provide the state of incorporation, the specific corporate name, and the state-specific identifying number, if any, for each of the Company`s portfolio companies as of December 31, 2008. Explain fully the entire sequence of events regarding the Company`s acquisition (and disposition) of each of these companies.

	The Company discloses on page 18 of the Offering Circular that it intends to use leverage; this is inconsistent with disclosure elsewhere in the filing. Please correct this inconsistency. If the
Company will use leverage, disclose this prominently, along with the risks of using leverage.

	The Company`s Form N-54A election, filed in May of 2005, contains a certification that it will be operated as a BDC as defined in Section 2(a)(48) of the 1940 Act, yet in the intervening four years, the Company has made minimal investments in portfolio companies. It also appears that most of the funds raised by the Company in previous offerings have been used to pay the operating expenses of the Company, that the Company had approximately $840,000 of unused federal net operating loss carry-forwards as of December 31, 2008; and that the Company`s current liabilities exceeded current assets by $596,673 as of March 31, 2009.

      Please revise the Offering Circular to disclose what the Company did with the proceeds from the previous offerings. Please explain how this is consistent with the Company`s election to operate as a BDC. Please state prominently that the Company has been operating as a BDC for four years, and has only made small investments in two companies that were non-affiliated and actually conducting business operations at the time of investment. Please state prominently that the Company is in default on over $260,000 in notes payable, and clarify whether the proceeds of the offering will be used to repay these debts; if they will, so indicate on page one of the Offering Circular. Please enclose with your response to this letter copies of the agreements to acquire ownership interests in each of the Company`s current portfolio companies, and each company mentioned as a potential portfolio company in the Offering Circular.

	Please move the risk disclosure forward to page 12 of the Offering Circular, such that it immediately succeeds the disclosure of the Company`s strategies. Disclose the risks specific to each strategy and each type of security the Company will purchase.

	Please provide accurate and comprehensive tabular disclosure of expenses of the types referenced in the disclosure titled
"Executive
Compensation."

	Has the Company entered into a placement agent agreement? If so, please disclose, including the identity of and services to be rendered by the placement agent.

	The fair value procedures, referenced in the disclosure titled
"Determination of Net Asset Value," are unclear. Please describe how debt securities will be "revalued" and explain how the valuation procedures comply with SFAS #157 and SEC guidance on fair valuation.

	There appears to be a material disparity between the public offering price and the effective cash cost to officers, directors and affiliated persons for shares acquired by them in transactions during the past three years, or which they have a right to acquire. Accordingly, please include in the Offering Circular a comparison of the public contribution under the proposed public offering and the effective cash contribution of such persons. Since the amount of dilution will be significant, please disclose the net asset value per share before and after the offering; the amount of increase in such net asset value per share attributable to the cash payment made by purchasers of the shares being offered; and the amount of immediate dilution from the public offering price which will be absorbed by such purchasers.

      Please disclose the identities of all potential providers of managerial assistance to portfolio companies. Please inform us in your response letter whether the Company or portfolio companies will pay for managerial assistance provided to portfolio companies.

Accounting Comments

	The following comments have been provided by Jeffrey W. Long, Staff Accountant.




* Taxes - Provide a discussion of the impact of adopting SFAS No.
48
"Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" Did the Company adopt Interpretation No. 48?

* FASB 157 Disclosure - Did the Company adopt FASB 157, Fair Value Measurements? The different levels of fair value hierarchy and other required disclosures are not presented in the financial statements.

* Tax Cost - State in a footnote the following amounts based on cost for Federal income tax purposes: (Regulation S-X 12-12.8).
o Aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost.
o The aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value.
o The net unrealized appreciation or depreciation.
o The aggregate cost of securities for Federal income tax purposes.

* Operating Deficit - The accumulated net operating (deficit) on the balance sheet does not appear to be net of taxes. Why not?

* Other Liabilities - State separately (a) amounts payable for investment advisory, management and services fees; and (b) the total payable to (1) officers and directors; (2) controlled companies; and
(3) other affiliates.  See Article 6-04.12 of Regulation S-X.

* Deferred Income Tax - Deferred income tax expense should be disclosed separately on the statement of operations for each of the income categories. See Article 6-07.7 (e) of Regulation S-X and Audits of Investment Companies, American Institute of Certified Public Accountants, Paragraphs 6.10 & 7.46 (May 1, 2008).

* Affiliated Income - Income from affiliated and unaffiliated companies should appear as separate line items with a subtotal on the face of the statement. See Article 6-07 (1) of Regulation S-X.

* Realized and Unrealized Gain (Loss) - Realized and unrealized gain
(loss) in (on) affiliated and unaffiliated companies should appear as separate line items with a subtotal on the face of the statement.
See Article 6-07.1 of Regulation S-X.

* Statement of Changes - Provide parenthetical disclosure of amounts of undistributed net investment income, accumulated investment loss, or accumulated distributions in excess of net investment income for each period presented. See Article 6.09.7 of Regulation S-X.



* Statement of Cash Flows - The statement of cash flows should follow the form and content provided by the Audits of Investment
Companies, American Institute of Certified Public Accountants,
Paragraph 7.97 (May 1, 2008).

* Financial Highlights - Provide the ratio of net income (loss) to average net assets and the portfolio turnover rate. See Item 4 of Form N-2.

* Management Fees - For the years ended December 31, 2008 and
2007,
management fees were paid to a company affiliated through an officer and a director. What was the company and who was the officer and director?

* Employment Contracts - Gregory Laborde`s compensation was reduced and paid to a company affiliated with Mr. Laborde. Provide more detail on this company and the amount paid. Both Mr. Laborde and Mr.
Greenberg agreed to waive certain amounts of their compensation. I did not see a waiver on the statement of operations. Was the total amount owed under these agreements expensed during the year? If not, why weren`t they? The expenses should be grossed up for these amounts with a corresponding waiver on the statement of operations.

* Fluid Media Networks - The Company acquired 21,250 shares of
Fluid
Media Networks in 2007 and recorded the transaction as income.
Why
weren`t the shares presented on the schedule of investments?

General
	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the Form 1-E.
      Response to this letter should be in the form of an amended Form 1-E. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with your response to our comments, please provide in your written response a statement acknowledging that:

* the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
* staff comments or changes to disclosure in response to staff comments don not foreclose the Commission from taking any action with respect to any filing; and
* the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
	Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965. Accounting questions may be addressed to Jeff Long at 202.551.6983



							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel
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